FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

May 24, 2005


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(Translation)
								   May 24, 2005
  						            Ricoh Company, Ltd.
						  Masamitsu Sakurai, President,
						   Chief Executive Officer and
						       Chief Operating Officer
		 (Code Number 7752 TSE, OSE and NSE (1st Section); FSE and SSE)

				   Please make inquires to Masakuni Katsuwada,
					   Manager, Public Relations Department
							     (Tel 03-5411-4705)

To Whom It May Concern:

		Change in the Total Number of Shares to be Issued
		--------------------------------------------------
		and Decrease in the Number of Directors (Expected)
		--------------------------------------------------

The Board of Directors of Ricoh Company, Ltd. (the "Company") resolved at the meeting of the Board of Directors held on May 16, 2005 that the Company will propose the following two changes to the Articles of Incorporation at the ordinary general meeting of shareholders scheduled to be held on June 28, 2005.

1. Change in the Total Number of Shares to be Issued

Currently, the total number of shares to be issued by the Company is nine hundred and ninety-three million (993,000,000) shares. The Company will propose to change the total number of shares to be issued to one billion and five hundred million (1,500,000,000) shares.

2. Decrease in the Number of Directors

The Company will propose to decrease the maximum number of directors to fifteen
(15) directors from the current maximum of thirty (30) directors. The Company presently has fourteen (14) directors.

With respect to Item 1 above, the Company proposes to change the total number of shares to be issued by the Company in order to prepare for the future expansion of its business as well as to allow it to quickly implement capital management plans for purposes of defending its corporate values. If the Company decides to implement a defense plan in the future that may affect its shareholders and investors, the Company will promptly announce the details of such plan.

With respect to Item 2 above, the Company proposes to reduce the number of directors so that the Board of Directors could be managed efficiently and practically with the objective of enabling the Board of Directors to quickly make decisions and allowing the Board of Directors to focus on supervising the management so as to further implement the management organization reforms that the Company has implemented to date and to strengthen the management supervision function of the Board of Directors.